CONSENT OF EXPERT
Reference is made to the report, Mineral Resource Evaluation, Amisk Gold Project, Saskatchewan, Canada dated March 31, 2011 (the “Report”), and the information contained in the Report that I prepared, or reviewed and approved.
In connection with the Registration Statement on Form S-8 of SSR Mining Inc., I, Sebastien Bernier, consent to the use of my name and references to the Report, or portions thereof, in the Registration Statement and to the inclusion or incorporation by reference of information derived from the Report in the Registration Statement.
Dated this 9th day of August, 2017.
Yours truly,

/s/ Sebastien Bernier
Sebastien Bernier, P.Geo.
Principal Consultant (Resource Geology)
SRK Consulting (Canada) Inc.